UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 APPLICATION TO WITHDRAW REGISTRATION STATEMENT
                               FILED ON FORM SB-2

               DIRECT CASKET DELIVERY AND DISTRIBUTION CORPORATION


         Direct Casket Delivery and Distribution Corporation ("registrant") filed a Registration Statement on Form SB-2 (registration number 333-108429) with the Securities and Exchange Commission on August 29, 2003. In requesting withdrawal of the Registration Statement filed on Form SB-2, the registrant represents:

1. The Securities and Exchange Commission has advised the registrant to (a) "please revise the Direct Casket Form SB-2 registration statement to comply with the provisions of Rule 419..." or (b) to withdraw the filing.

2. The management of the registrant, after consultation with counsel, does not believe that the registrant qualifies as a "blank check" company in keeping with the express provisions of Rule 419 of the Securities and Exchange Act.

3. The Securities and Exchange Commission has advised the registrant that in the opinion of the SEC, the President of the registrant, Mr. Don A. Paradiso, engaged in a "ploy" concerning the Registration Statement of The Jackson Rivers Company, an SB-2 registrant. The SEC advised the registrant that "Mr. Paradiso appears to have promoted Jackson Rivers with the intent to earn a substantial profit from his interest in the company, rather than develop the company's proposed business." "Mr. Paradiso's track record with the Jackson Rivers offering raises significant concerns regarding whether the staff of the Division can make the public interest finding necessary to accelerate effectiveness of Direct Casket's Form SB-2 registration statement."

No subscriptions have been received for registrant's stock and no stock has been sold under the SB-2 registration statement.

Subject to the approval of the Securities and Exchange Commission, Direct Casket Delivery and Distribution Corporation hereby withdraws its registration statement for the reasons noted above. In accordance with the Securities Act of 1933, this withdrawal application was signed by the following persons in the capacities and on the dates stated.

/s/ DON A. PARADISO
-----------------------
Don A. Paradiso, Esq.
President and Chairman                                          January 15, 2004


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